Exhibit 99.8
MERRILL LYNCH & CO., INC.
INDEX TO FINANCIAL STATEMENT SCHEDULE
Page Reference

Financial Statement Schedule

Schedule I — Condensed Financial Information of Registrant	F-2 to F-9

Condensed Statements of (Loss)/Earnings and Comprehensive (Loss)/ Income	F-2

Condensed Balance Sheets	F-3

Condensed Statements of Cash Flows	F-4

Notes to Condensed Financial Statements	F-5 to F-8

Report of Independent Registered Public Accounting Firm	F-9

Schedule I
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MERRILL LYNCH & CO., INC.
(Parent Company Only)
CONDENSED STATEMENTS OF (LOSS)/EARNINGS AND COMPREHENSIVE (LOSS)/INCOME
(dollars in millions)

	Year Ended Last Friday in December
	2007	2006	2005
	(52 weeks)	(52 weeks)	(52 weeks)
REVENUES
Management service fees (from affiliates)	$815	$324	$323
Principal transactions	556	—	(1)
Earnings from equity method investments	255	74	33
Other	(259)	(154)	9

	1,367	244	364

Interest revenue	9,467	6,381	4,197
Less interest expense	8,399	6,322	4,205

Net interest profit/(loss)	1,068	59	(8)

Gain on merger	—	422	—

Revenues, Net of Interest Expense	2,435	725	356

NON-INTEREST EXPENSES
Compensation and benefits	407	648	360
Professional fees	237	190	147
Communications and technology	63	66	89
Occupancy and related depreciation	41	42	40
Other	85	169	153

Total Non-Interest Expenses	833	1,115	789

INCOME/(LOSS) BEFORE INCOME TAX BENEFIT	1,602	(390)	(433)
Income Tax (Expense) Benefit	(311)	767	369

EQUITY IN (LOSS)/EARNINGS OF AFFILIATES, NET OF TAX	(9,068)	7,122	5,180

NET (LOSS)/EARNINGS	(7,777)	7,499	5,116

OTHER COMPREHENSIVE LOSS, NET OF TAX	(1,179)	(5)	(363)

COMPREHENSIVE (LOSS)/INCOME	$(8,956)	$7,494	$4,753

PREFERRED STOCK DIVIDEND	$270	$188	$70

NET (LOSS)/EARNINGS APPLICABLE TO COMMON STOCKHOLDERS	$(8,047)	$7,311	$5,046

See Notes to Condensed Financial Statements.

Schedule I
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MERRILL LYNCH & CO., INC.
(Parent Company Only)
CONDENSED BALANCE SHEETS
(dollars in millions, except per share amounts)

	December 28,	December 29,
	2007	2006
ASSETS
Cash and cash equivalents	$8,993	$6,236
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	461	—
Receivables under resale agreements	38,727	6,936
Investment securities (includes securities pledged as collateral of $17,342 in 2007 and $5,774 in 2006)	22,185	20,230
Advances to affiliates
Senior advances	124,443	116,391
Subordinated loans and preferred securities	48,078	17,753

	172,521	134,144

Investments in affiliates	26,416	35,269
Equipment and facilities (net of accumulated depreciation and amortization of $195 in 2007 and $208 in 2006)	64	74
Other receivables and assets	1,772	1,017

TOTAL ASSETS	$271,139	$203,906

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES

Payables under repurchase agreements	$16,997	$5,471
Short-term borrowings	13,222	4,281
Payables to affiliates	6,615	4,187
Other liabilities and accrued interest payable	5,755	3,850
Long-term borrowings (includes $45,462 measured at fair value in 2007 in accordance with SFAS No. 159)	196,618	147,079

Total Liabilities	239,207	164,868

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Preferred Stockholders’ Equity (liquidation preference of $30,000 per share; issued: 2007 —155,000 shares; 2006 —105,000 shares; liquidation preference of $1,000 per share; issued: 2007 — 115,000 shares)	4,383	3,145

Common Stockholders’ Equity
Shares exchangeable into common stock	39	39
Common stock (par value $1.33 1/3 per share; authorized: 3,000,000,000 shares; issued: 2007 — 1,354,309,819 shares; 2006 — 1,215,381,006 shares)	1,805	1,620
Paid-in capital	27,163	18,919
Accumulated other comprehensive loss (net of tax)	(1,791)	(784)
Retained earnings	23,737	33,217

	50,953	53,011

Less: Treasury stock, at cost (2007 — 418,270,289 shares; 2006 —350,697,271 shares)	23,404	17,118

Total Common Stockholders’ Equity	27,549	35,893

Total Stockholders’ Equity	31,932	39,038

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$271,139	$203,906

See Notes to Condensed Financial Statements.

Schedule I
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MERRILL LYNCH & CO., INC.
(Parent Company Only)
CONDENSED STATEMENTS OF CASH FLOWS
(dollars in millions)

	Year Ended Last Friday in December
	2007	2006	2005
Cash flows from operating activities:
Net (loss)/earnings	$(7,777)	$7,499	$5,116
Adjustments to reconcile net (loss)/earnings to cash used for operating activities:
Gain on merger	—	(422)	—
Equity in loss/(earnings) of affiliates	9,068	(7,122)	(5,180)
Depreciation and amortization	15	13	15
Share-based compensation expense	350	202	54
Defersred taxes	490	670	101
Earnings in equity method investments	(228)	(40)	(33)
Amortization of (discount)/premium	(543)	(159)	40
Other	214	(22)	214
Changes in operating assets and liabilities:
Cash and securities segregated	(461)	285	—
Receivables under resale agreements	(31,791)	(2,394)	(1,195)
Payables under repurchase agreements	11,527	(5,689)	628
Dividends and partnerships distributions from affiliates	7,079	2,796	5,033
Trading investment securities	4,688	—	—
Other, net	7,383	(338)	(2,400)

Cash provided by (used for) operating activities	14	(4,721)	2,393

Cash flows from investing activities:
Proceeds from (payments for):
Advances to affiliates	(35,948)	(30,134)	(11,519)
Maturities of available-for-sale securities	3,023	3,690	7,998
Sales of available-for-sale securities	407	9,202	4,837
Purchases of available-for-sale securities	(10,125)	(3,037)	(18,849)
Non-qualifying investments	83	268	1,383
Investments in affiliates	(5,072)	(829)	1,408
Acquisitions, net of cash	(2,045)	—	—
Equipment and facilities, net	(6)	(27)	(10)

Cash used for investing activities	(49,683)	(20,867)	(14,752)

Cash flows from financing activities:
Proceeds from (payments for):
Short-term borrowings	8,940	2,367	(146)
Issuance and resale of long-term borrowings	93,648	57,699	40,671
Settlement and repurchase of long-term borrowings	(49,950)	(24,502)	(28,825)
Issuance of common stock	4,787	1,838	858
Issuance of preferred stock, net	1,123	472	2,043
Common stock repurchases	(5,272)	(9,088)	(3,700)
Other common stock transactions	(60)	539	(80)
Excess tax benefits related to stock-based compensation	715	531	—
Dividends	(1,505)	(1,106)	(777)

Cash provided by financing activities	52,426	28,750	10,044

Increase (decrease) in cash and cash equivalents	2,757	3,162	(2,315)
Cash and cash equivalents, beginning of year	6,236	3,074	5,389

Cash and cash equivalents, end of year	$8,993	$6,236	$3,074

Supplemental disclosure of cash flow information
Cash paid for:
Income taxes	$269	$1,237	$626
Interest	11,043	6,413	3,560
Non-cash investing and financing activities:
The investment recorded in connection with the merger of the MLIM business with BlackRock totaled $5.1 billion
See Notes to Condensed Financial Statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The condensed financial statements of Merrill Lynch & Co., Inc. (“ML & Co.” or the “Parent Company”) should be read in conjunction with the Consolidated Financial Statements of Merrill Lynch & Co., Inc. and subsidiaries (collectively, “Merrill Lynch”) and the Notes thereto in the ML & Co. Annual Report on Form 10-K for the fiscal year ended December 28, 2007 (the “Annual Report”).
The Parent Company condensed financial statements are presented in accordance with U.S. Generally Accepted Accounting Principles, which include industry practices.
NEW ACCOUNTING PRONOUNCEMENTS
In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, which provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. Merrill Lynch early adopted SFAS No. 159 in the first quarter of 2007. In connection with this adoption management reviewed its treasury liquidity portfolio and determined that we should decrease our economic exposure to interest rate risk by eliminating long-term rate assets from the portfolio and replacing them with floating rate assets. The fixed rate assets had been classified as available-for-sale and the unrealized losses related to such assets had been recorded in accumulated other comprehensive loss. As a result of the adoption of SFAS No. 159, the loss related to these assets was removed from accumulated other comprehensive loss and a loss of approximately $185 million, net of tax, primarily related to these assets, was recorded as a cumulative-effect adjustment to beginning retained earnings, with no material impact to total stockholders’ equity.
In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on quality of inputs used to measure fair value and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by Emerging Issues Task Force (“EITF”) 02-3 that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions of unrestricted financial instruments that trade in an active market and requires an issuer to incorporate changes in its own credit spreads when determining the fair value of its liabilities. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of adoption. Merrill Lynch early adopted SFAS No. 157 in the first quarter of 2007. The cumulative-effect adjustment to beginning retained earnings was an increase of approximately $53 million, net of tax, primarily representing the difference between the carrying amounts and fair value of derivative contracts valued using the guidance in EITF 02-3. The impact of adopting SFAS No. 157 was not material to our Condensed Statement of (Loss)/Earnings.
In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. We adopted FIN 48 in the first quarter of 2007. The impact of the adoption of FIN 48 resulted in a decrease to beginning retained earnings and an increase to the liability for unrecognized tax benefits of approximately $66 million.
ACCOUNTING POLICIES
Principal Transactions
Merrill Lynch elected the fair value option for certain long-term borrowings that are risk managed on a fair value basis, including structured notes, and for which hedge accounting under FAS 133 had been difficult to obtain. The changes in fair value of liabilities for which the fair value option was elected that was attributable to changes in Merrill Lynch credit spreads and related interest expense are recorded in Principal Transaction revenue. Changes in Merrill Lynch specific credit risk is derived by isolating fair value changes due to changes in Merrill Lynch’s credit spreads as observed in the secondary cash market.
Investments
Investments in affiliates are accounted for in accordance with the equity method.

Derivatives
The Parent Company hedges certain risks arising from long-term borrowing payment obligations and investments in and loans to foreign subsidiaries. See Note 9 and the “Derivatives” section of Note 1 to the Consolidated Financial Statements in the Annual Report, respectively, for additional information on these hedges.
NOTE 2. SECURITIES FINANCING TRANSACTIONS

ML & Co. enters into secured borrowing and lending transactions as a part of its normal operating activities. Under these transactions, ML & Co. will enter into repurchase or resale agreements. Receivables under resale agreements include $25.2 billion and $6.1 billion in resale agreements with affiliates for December 28, 2007 and December 29, 2006, respectively. Payables under repurchase agreements include $10.9 billion and $5.1 billion with affiliates for December 28, 2007 and December 29, 2006, respectively.
NOTE 3. ADVANCES TO AFFILIATES
The Parent Company provides funding to subsidiaries in the form of senior advances, subordinated loans, preferred securities and equity.
Senior advances are provided to regulated and unregulated subsidiaries and have an average maturity of less than one year.
Subordinated loans are provided to regulated subsidiaries and qualify as regulatory capital. Subordinated loans are supported by Parent Company long-term capital. Subordinated loans total $26.4 billion and $13.5 billion at December 28, 2007 and December 29, 2006, respectively, and have an average maturity of approximately 2 years, with maturities on individual loans ranging from 1 to 8 years at December 28, 2007 and 1 to 9 years at December 29, 2006 (see Note 15 to the Consolidated Financial Statements in the Annual Report for further information).
Preferred securities represent $21.7 billion in Mandatory Redeemable Preferred Stock issued to ML & Co. by unregulated consolidated Merrill Lynch subsidiaries. Approximately $4.0 billion in preferred stock must be redeemed by December 15, 2029, approximately $.5 billion must be redeemed by December 15, 2030, and approximately $15.8 billion must be redeemed by December 15, 2033. The remaining $1.4 billion in preferred stock is redeemable at any time at the option of either ML & Co. or the issuing subsidiary.
NOTE 4. LONG-TERM BORROWINGS
Long-term borrowings, including adjustments for the effects of fair value hedges and various equity-linked or other indexed instruments, and long-term debt related to trust preferred securities at December 28, 2007, mature as follows:

(dollars in millions)

2008	$48,121	25%
2009	29,454	15
2010	16,443	8
2011	17,435	9
2012	20,365	10
2013 and thereafter	64,800	33

Total	$196,618	100%

Long-term borrowings includes $1,148 million and $684 million of borrowings purchased by affiliates in the secondary markets as of December 28, 2007 and December 29, 2006, respectively.

Borrowing Facilities
ML & Co. maintains a $5 billion credit facility in the form of a committed repurchase agreement with Merrill Lynch Bank USA. Assets eligible for repurchase under the terms of the repurchase agreement include securities issued by the U.S. Treasury, Federal National Mortgage Association, Government National Mortgage Association and Federal Home Loan Mortgage Corporation. This facility renews annually.
(See Note 9 to the Consolidated Financial Statements in the Annual Report for further information.)
NOTE 5. COMMITMENTS, CONTINGENCIES AND GUARANTEES
LITIGATION
ML & Co. has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a global diversified financial services institution.
Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or otherwise in financial distress. ML & Co. is also involved in investigations and/or proceedings by governmental and self-regulatory agencies.
ML & Co. believes it has strong defenses to, and where appropriate, will vigorously contest, many of these matters. Given the number of these matters, some are likely to result in adverse judgments, penalties, injunctions, fines, or other relief. ML & Co. may explore potential settlements before a case is taken through trial because of the uncertainty, risks, and costs inherent in the litigation process. In accordance with SFAS No. 5, Accounting for Contingencies, ML & Co. will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, ML & Co. cannot predict what the eventual loss or range of loss related to such matters will be. ML & Co. continues to assess these cases and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of ML & Co. as set forth in the Condensed Financial Statements, but may be material to ML & Co.’s operating results or cash flows for any particular period and may impact ML & Co.’s credit ratings.
INCOME TAXES
ML & Co. is under examination by the Internal Revenue Service (“IRS”) and states in which Merrill Lynch has significant business operations, such as New York. The tax years under examination vary by jurisdiction. The IRS audits are in progress for the tax years 2004-2006. New York State and New York City audits are in progress for the years 2002-2006.
During 2007, ML & Co. adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). ML & Co. believes that the estimate of the level of unrecognized tax benefits is in accordance with FIN 48 and is appropriate in relation to the potential for additional assessments. ML & Co. adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on ML & Co.'s effective tax rate in the period in which it occurs.

DERIVATIVE CONTRACTS
In the normal course of business, ML & Co. guarantees certain of its subsidiaries’ obligations under derivative contracts. The total liability balance for derivatives on these subsidiaries, after the effect of netting pursuant to enforceable netting agreements, was approximately $71.3 billion and $36.3 billion at December 28, 2007 and December 29, 2006, respectively. This represents the current fair value of the subsidiaries’ obligations. For certain derivative contracts,such as written interest rate caps and written currency options, the maximum payout could theoretically be unlimited, because, for example, the rise in interest rates or changes in foreign exchange rates could theoretically be unlimited. Under FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, ML & Co. is not subject to the initial recognition and measurement provisions for its exposure to guarantees of its subsidiaries’ obligations. ML & Co. records all derivative transactions at fair value on its Condensed Balance Sheets (see the “Derivatives” section of Note 1 to the Consolidated Financial Statements in the Annual Report for discussion of risk management of derivatives).
OTHER COMMITMENTS
Merrill Lynch leases its Hopewell, New Jersey campus and an aircraft from a limited partnership. The leases with the limited partnership are accounted for as operating leases and mature in 2009. Each lease has a renewal term to 2014. ML & Co. has entered into guarantees with the limited partnership, whereby if Merrll Lynch does not renew the lease or purchase the assets under its lease at the end of either the initial or the renewal lease term, the underlying assets will be sold to a third party, and ML & Co. has guaranteed that the proceeds of such sale will amount to at least 84% of the acquisition cost of the assets. The maximum exposure to ML & Co. as a result of this residual value guarantee is approximately $322 million as of December 28, 2007 and December 29, 2006. As of December 28, 2007 and December 29, 2006, the carrying value of the liability on the Condensed Balance Sheets is $13 million and $17 million, respectively. ML & Co.’s residual value guarantee does not comprise more than half of the limited partnership’s assets. (See Note 11 to the Consolidated Financial Statements in the Annual Report for further information.)
BORROWINGS
ML & Co. guarantees certain senior debt instruments and structured notes issued by subsidiaries, which totaled $46.3 billion and $35.0 billion in 2007 and 2006, respectively. ML & Co. also guarantees, on a junior subordinated basis, the payment in full of all distributions and other payments on the trust preferred securities to the extent that the trusts have funds legally available. This guarantee and similar partnership distribution guarantees are subordinated to all other liabilities of ML & Co. and rank equally with preferred stock of ML & Co. (see Note 9 to the Consolidated Financial Statements in the Annual Report for further information).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Merrill Lynch & Co., Inc.:
We have audited the consolidated financial statements of Merrill Lynch & Co., Inc. and subsidiaries (“Merrill Lynch”) as of December 28, 2007 and December 29, 2006, and for each of the three years in the period ended December 28, 2007, and the effectiveness of Merrill Lynch’s internal control over financial reporting as of December 28, 2007, and have issued our reports thereon dated February 25, 2008 (which reports express unqualified opinions, include an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, and include an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements); such consolidated financial statements and reports are included in this 2007 Annual Report on Form 10-K. Our audits also included the financial statement schedule of Merrill Lynch & Co., Inc., listed on Exhibit 99.8 which is included in and incorporated by reference in this 2007 Annual Report on Form 10-K. This financial statement schedule is the responsibility of Merrill Lynch’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

New York, New York
February 25, 2008